Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

State or Other Jurisdiction of Incorporation or
Name of Subsidiary	Percentage of Ownership	Organization
Urban Spaces, Inc.	100%	Nevada
Urban Properties, LLC	99%	Florida
Bodega IKAL, S.A.,	100%	Argentina
Bodega Silva Valent S.A.	100%	Argentina
Inversora Caribe Mar, C.A.	60%	Venezuela